UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-____

Item 1. News release issued by Masisa S.A. on August 29, 2005:

NEWS RELEASE

For further information contact:
Paul White / Emilio Pellegrini	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
+56 (2) 707-8707	+1 (212) 406-3692/4
paul.white@masisa.com	masisa@i-advize.com
www.masisa.com

MASISA S.A. APPROVES CAPITAL INCREASE

  Masisa shareholders approve proposed capital increase of US$150 million
  The proceeds of the capital increase to be used to finance capital expenditure plans

Santiago, Chile, August 29, 2005 -- MASISA S.A. (NYSE: MYS) (“Masisa” or “the Company”), announced that at its Extraordinary Shareholders’ Meeting held today its shareholders approved a proposed capital increase of US$150 million.

The capital increase will be conducted through one or more share offerings totaling 650 million shares at a price to be determined by the Company’s Board of Directors within the next 120 days.

The proceeds from the capital increase will be used mainly to finance a portion of the Company’s capital expenditure plans for the next 3 years, which include a new MDF plant in Chile announced in June 2005, as well as additional investments, including a new MDF plant in Brazil, a plywood plant in Chile and forestry investments in Chile and Brazil.

A registration statement relating to these securities has not yet been filed with the U.S. Securities and Exchange Commission. These securities, if registered, may not be sold nor may offers to buy be accepted prior to the time the proposed registration statement becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

Item 2. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on August 29, 2005:

Ref.:	IMPORTANT EVENT
Masisa S.A.
Listed Company
Chilean Securities Registration No. 825

August 29, 2005

Mr.
Superintendent
Superintendencia de Valores y Seguros

To whom it may concern:

Pursuant to the provisions established in article 9 and paragraph two article 10 of Law N° 18,045 of the Securities Market and in General Rule N° 30 of the Superintendencia de Valores y Seguros, being duly authorized, I hereby inform an important event the following information regarding Masisa S.A., (the “Company”):

At the Company’s Extraordinary Shareholders’ Meeting (the “Meeting”), held today August 29, 2005, the following issues were approved:

To increase Masisa S.A.’s capital by the amount of US$ 150,000,000 US dollars through the offering, subscription, and payment of 650,000,000 new shares, without nominal value, from the same and unique series and with no privileges, by modifying fourth article of the Company’s bylaws and adding a transitory third article to them.

In addition, the Meeting authorized the Board of Directors to fix the price of the new shares’ placement and, in general, to make all decisions regarding placement and completion conditions of this capital increase, in the manner agreed at the Meeting and with the restrictions that are established by applicable valid laws.

The proceeds from the capital increase will be mainly used to finance a portion of the Company’s capital expenditure plans.

Sincerely,

Julio Moura
Chairman of the Board
Masisa S.A.

c.c.	Bolsa de Comercio de Santiago Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2005

Masisa S.A.

By:	/S/ Patricio Reyes
Patricio Reyes General Counsel